(m)(3)(iii)

[ING Funds]

October 1, 2013

ING Series Fund, Inc.
7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona  85258

Re:                             Reduction in Fee Payable under the Amended and Restated Distribution and Shareholder Services Plan for the Class C Shares

Ladies and Gentlemen:

By this letter dated October 1, 2013 (the “Waiver Letter”), we have agreed to waive the distribution fee payable to us under the Amended and Restated Distribution and Shareholder Services Plan for Class C Shares  (the “Plan”) of ING Corporate Leaders 100 Fund (the “Fund”), a series of ING Series Fund, Inc. (“ISFI”), in an amount equal to 0.25% per annum on the average daily net assets attributable to Class C Shares of the Fund, as if the distribution fee specified in the Plan were 0.50%.  By this letter, we agree to waive this amount for the period from October 1, 2013 through October 1, 2014.

This Waiver Letter shall have an initial term with respect to the Fund ending on October 1, 2013.  Thereafter, this Waiver Letter shall automatically renew for one-year terms with respect to the Fund.  This Waiver Letter may be terminated or modified at any time without payment of any penalty, by vote of a majority of the Rule 12b-1 Directors, as defined in the Plan.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

By:	/s/ Michael J. Roland
Michael J. Roland
Executive Vice President
ING Investments Distributor, LLC

Agreed and Accepted:

ING Series Fund, Inc.

(on behalf of ING Corporate Leaders 100 Fund)

By:	/s/ Robert Terris
Robert Terris
Senior Vice President

7337 E. Doubletree Ranch Rd. Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.ingfunds.com	ING Investments Distributor, LLC